EXHIBIT 1

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               November 22, 2009

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

                Subject of the Event: Opening of Bidding Process

Within the framework of the Arrangement Plan, pursuant to Section 350 of the Companies Law - 1999, between the Bank and its shareholders, which was approved by the court on November 24, 2008, the Government Companies Authority must act to find a purchaser for the Bank's shares within a sale process that it will conduct. The Government Companies Authority has advised the Bank that a bidding process is taking place today, under the direction of the Authority, among the bidders that submitted requests regarding the purchase and whose continued participation in the sale process was approved by the Authority.

When the Bank is informed of the results of the bidding, it will issue an appropriate report.

The date and time when the Company was first made aware of the event or matter:

November 22, 2009 at 10:00 A.M.